UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

National Storage Affiliates Trust

(Name of Issuer)
Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)
637870106

(CUSIP Number)
December 31, 2019

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
✓	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637870106

1.	Names of Reporting Persons Kevin M. Howard

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,597,017(1)(2)

	6.	Shared Voting Power 17,962(1)(2)(3)

	7.	Sole Dispositive Power 4,597,017(1)(2)

	8.	Shared Dispositive Power 17,962(1)(2)(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,614,979(1)(2)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.18%(4)

12.	Type of Reporting Person (See Instructions) IN

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(1)
"Sole voting power" and "sole dispositive power" consists of (i) 20,500 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company") and (ii) 4,576,517 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), of which the Reporting Person beneficially owns (A) 4,080,321 Class A OP Units through Howard Family Limited Partnership I, for which the Reporting Person is the general partner; and (B) 496,196 Class A OP Units through Kevin M. Howard Revocable Living Trust DTD 12/31/17. "Shared voting power" and "shared dispositive power" consist of 17,962 Class A OP Units, which the Reporting Person beneficially owns through Bobette T. Howard Revocable Living Trust DTD 12/31/17, for which the Reporting Person's spouse is the trustee. The aggregate amount beneficially owned by each reporting person consists of the sum of (i) sole voting power and sole dispositive power and (ii) shared voting power and shared dispositive power. Excludes 1,510,541 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership held indirectly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(2)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
The Reporting Person disclaims beneficial ownership of 17,962 Class A OP Units held through Bobette T. Howard Revocable Living Trust DTD 12/31/17, for which the Reporting Person's spouse is the trustee.

(4)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP Unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2019, and the denominator is comprised of all of the Company's 59,659,108 Shares outstanding as of December 31, 2019 together with each Class A OP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

CUSIP No. 637870106

1.	Names of Reporting Persons Howard Family Limited Partnership I

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,080,321(2)(5)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,080,321(2)(5)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,080,321(2)(5)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.40%(4)

12.	Type of Reporting Person (See Instructions) PN

(5)
Consists of 4,080,321 Class A OP Units of the Partnership held directly by the Reporting Person. Excludes 1,326,192 Subordinated Performance Units of the Partnership held directly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

Item 1.
	(a)	Name of Issuer National Storage Affiliates Trust
	(b)	Address of Issuer’s Principal Executive Offices 8400 E. Prentice Avenue, 9th Floor, Greenwood Village, CO 80111

Item 2.
	(a)	Name of Person Filing (1) Kevin M. Howard and (2) Howard Family Limited Partnership I
	(b)	Address of Principal Business Office or, if none, Residence 14855 SE 82nd Drive, Clackamas, OR 97015
	(c)	Citizenship (1) Kevin M. Howard: United States of America (2) Howard Family Limited Partnership I: Oregon
	(d)	Title of Class of Securities Common Shares of Beneficial Interest, par value $0.01 per share
	(e)	CUSIP Number 637870106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: (1) Kevin M. Howard: 4,614,979(1)(2)(3) (2) Howard Family Limited Partnership I: 4,080,321(2)(5)
(b) Percent of class: (1) Kevin M. Howard: 7.18%(4) (2) Howard Family Limited Partnership I: 6.40%(4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote (1) Kevin M. Howard: 4,597,017(1)(2) (2) Howard Family Limited Partnership I: 4,080,321(2)(5)
(ii) Shared power to vote or to direct the vote (1) Kevin M. Howard: 17,962(1)(2)(3) (2) Howard Family Limited Partnership I: 0
(iii) Sole power to dispose or to direct the disposition of (1) Kevin M. Howard: 4,597,017(1)(2) (2) Howard Family Limited Partnership I: 4,080,321(2)(5)
(iv) Shared power to dispose or to direct the disposition of (1) Kevin M. Howard: 17,962(1)(2)(3) (2) Howard Family Limited Partnership I: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
The identification of all affiliated entities through which the Reporting Persons beneficially own Shares and Class A OP Units is set forth in footnote (1) to this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

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(1)
"Sole power to vote or to direct the vote" and "sole power to dispose or to direct the disposition of" consists of (i) 20,500 common shares of beneficial interest, $0.01 par value per share ("Shares") of National Storage Affiliates Trust (the "Company") and (ii) 4,576,517 Class A common units of limited partner interest ("Class A OP Units") of NSA OP, LP (the "Partnership"), of which the Reporting Person beneficially owns (A) 4,080,321 Class A OP Units through Howard Family Limited Partnership I, for which the Reporting Person is the general partner; and (B) 496,196 Class A OP Units through Kevin M. Howard Revocable Living Trust DTD 12/31/17. "Shared power to vote or to direct the vote" and "shared power to dispose or to direct the disposition of" consists of 17,962 Class A OP Units, which the Reporting Person beneficially owns through Bobette T. Howard Revocable Living Trust DTD 12/31/17, for which the Reporting Person's spouse is the trustee. The amount beneficially owned by each reporting person consists of the sum of (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of. Excludes 1,510,541 Class B common units of limited partner interest ("Subordinated Performance Units") of the Partnership held indirectly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

(2)
The Reporting Person has the right to cause the Partnership to redeem all or a portion of the Class A OP Units for cash in an amount equal to the market value of an equivalent number of the Company's Shares, or at the Company's option, for Shares on a one-for-one basis, subject to certain adjustments.

(3)
The Reporting Person disclaims beneficial ownership of 17,962 Class A OP Units held through Bobette T. Howard Revocable Living Trust DTD 12/31/17, for which the Reporting Person's spouse is the trustee.

(4)
For purposes of determining the percentage of Shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's Shares together with each Class A OP Unit beneficially owned as if each such unit was exchanged for one Share as of December 31, 2019, and the denominator is comprised of all of the Company's 59,659,108 Shares outstanding as of December 31, 2019 together with each Class A OP Unit beneficially owned by the Reporting Person as if each such unit was exchanged for one Share. The total number of Shares outstanding used in calculating this percentage assumes that none of the Class A OP Units or other units in the Partnership or its subsidiaries held by other persons are exchanged for Shares.

(5)
Consists of 4,080,321 Class A OP Units of the Partnership held directly by the Reporting Person. Excludes 1,326,192 Subordinated Performance Units of the Partnership held directly by the Reporting Person which are not convertible into or exchangeable for Shares within 60 days of the date hereof.

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020
Date
/s/ KEVIN M. HOWARD
Signature
Kevin M. Howard
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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